Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information are provided to aid you in your analysis of the financial aspects of the proposed transaction (see Note 1) (the “proposed transaction” or the “Transaction”).

The unaudited pro forma condensed combined financial information has been prepared based on the MAC historical financial statements and the CMPL historical financial statements as adjusted to give effect to the proposed transaction. The unaudited pro forma condensed combined statement of financial position gives pro forma effect to the proposed transaction as if it had been consummated on March 31, 2023. The unaudited pro forma condensed combined statement of comprehensive income for the three months ended March 31, 2023, and the year ended December 31, 2022, and give effect to the proposed transaction as if it had occurred on January 1, 2022.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and do not necessarily reflect what the company’s combined financial condition or results of operations would have been had the proposed transaction occurred on the dates indicated. Further, the pro forma combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information contained in this filing has been prepared by, and are the responsibility of, MAC Limited and MAC. Moreover, neither MAC’s independent accountants, Ernst & Young LLP, or CMPL’s independent accountants, Deloitte Touche Tohmatsu, have compiled or reviewed the unaudited pro forma condensed combined financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, each of CMPL (and their directors and officers), Glencore (and their directors and officers), Ernst & Young LLP and Deloitte Touche Tohmatsu assumes no responsibility for, and disclaims any association with, the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information.

•	the historical unaudited financial statements of MAC for the three months ended March 31, 2023 (which are included in MAC’s Quarterly Report for the three months ended March 31, 2023 in exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on May 26, 2023 pursuant to Rule 425 (the “Q1-2023 8-K”)), and the audited financial statements for the year ended December 31, 2022; and

•	the historical unaudited interim condensed financial statements of CMPL for the three months ended March 31, 2023, and the audited financial statements for the year ended December 31, 2022, and the related notes included in the Registration Statement.

SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the accounting for the proposed transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the proposed transaction.

This information should be read together with the financial statements and related notes, as applicable, of each of CMPL and MAC included in this filing and the proxy statement / prospectus filed with the SEC on May 11, 2023 (the "proxy statement/prospectus").and CMPL’s and MAC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this filing and the proxy statement / prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL

POSITION AS AT MARCH 31, 2023

(in thousands of US dollars)

	Historical
	Metals Acquisition Corp	Cobar Management Pty Limited	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$-	$406	$75,000	(a)	$54,125
			196,298	(b)
			132,300	(b)
			75,000	(b)
			284,517	(c)
			16,720	(d)
			(5,079)	(e)

			15,000	(g)
			(770,503)	(g)
			34,431	(h)
			35	(u)
Cash	35	-	(35)	(u)
Other receivable	65	1,648	-		1,713
Inventories	-	21,415	24,068	(g)	45,483
Prepaid expenses	193	1,962	-		2,155
Total current assets	293	25,431	77,752		103,476
Non-current assets
Property and equipment	-	423,910	815,785	(g)	1,238,308
			(1,387)	(d)
Intangible assets	-	721	-		721

Inventories	-	334	-		334
Prepaid expenses	-	56	-		56
Other assets	-	-	-		-
Marketable securities held in Trust Account	271,757	-	(271,757)	(h)	-
Deferred financing costs	1,598	-	(1,598)	(b)	-
Total non-current assets	273,355	425,021	541,043		1,239,419
Total assets	$273,648	$450,452	$618,795		$1,342,895

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL

POSITION AS AT MARCH 31, 2023

(in thousands of US dollars)

	Historical
	Metals Acquisition Corp	Cobar Management Pty Limited	Transaction Accounting Adjustments	Notes	Pro Forma Combined
LIABILITIES
Current liabilities
Trade payables	$-	$10,734	$4,497	(g)	$15,231
Accrued expenses and accounts payable	2,078	-	62,510	(e)	64,588
Trade payables related parties	-	1,720	(1,720)	(g)
Deferred liabilities	10,261	-	(541)	(e)	9,720
Deferred underwriting discount	9,280	-	(1,500)	(f)	7,780
Due to related party	23	-	(23)	(e)
Promissory note - related party	1,459	-	23	(e)	1,482
Other payables	-	6,483	-		6,483
Lease liabilities	-	568	6,413	(d)	6,981
Short term debt - Bank	-	-	68,333	(b)	68,333
Deferred consideration - Glencore	-	-	75,000	(i)	75,000
Warrant Liability	10,992	-	6,965	(k)	17,957
Provisions	-	11,870	-		11,870
Total current liabilities	34,093	31,375	219,957		285,425

Non-current liabilities
Deferred liability - upfront deposit from Silver Stream	-	-	75,000	(a)	75,000
Royalty payable	-	-	45,000	(j)	45,000
Contingent consideration payable	-	-	104,500	(j)	104,500
Lease liabilities	-	67	10,308	(d)	10,375
Provisions	-	44,600	-		44,600
Debt financing costs	-	-	-		-
Long term debt - Bank	-	-	126,712	(b)	126,712
Long term debt - Mezz	-	-	131,255	(b)	131,255
Financial liability - Copper Stream Backstop Facility	-	-	75,000	(b)	75,000
Deferred tax liabilities	-	10,108	121,375	(g)	131,483
Total non-current liabilities	-	54,775	689,150		743,925
Total Liabilities	$34,093	$86,150	$909,107		$1,029,350

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL
POSITION AS AT MARCH 31, 2023

	Historical
	Metals Acquisition Corp	Cobar Management Pty Limited		Transaction Accounting Adjustments	Notes	Pro Forma Combined
Class A ordinary shares subject to possible redemption, 26,514,780 shares at redemption value	$271,757	$		$(271,757)	(h)	$-

EQUITY
Retained earnings	-		209,606	(209,606)	(g)
Parent net investment	-		154,696	(154,696)	(g)	-
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,628,695 shares issued and outstanding	1		-	(1)	(l)	-
Common shares	-		-	5	(l)	5
Additional paid-in capital	-		-	407,991	(l)	407,991
Accumulated deficit	(32,203)		-	(62,248)	(e)	(94,451)
Total equity	239,555		364,302	(290,312)		313,545
Total liabilities and equity	$273,648		$450,452	$618,795		$1,342,895

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(in thousands of US dollars)

	Historical
	Metals Acquisition Corp	Cobar Management Pty Limited	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues	$-	$65,227	$17,523	(t)	$82,750
Cost of goods sold	-	(51,749)	1,232	(m)	(52,991)
			(1,081)	(n)
			(1,393)	(o)
Gross profit	-	13,478	16,281		29,759
Operating expenses
Distribution and selling expenses	-	(3,275)	(5,089)	(t)	(8,364)
Administrative expenses	-	(299)	-	(u)	(4,887)
			(1,204)	(u)
			(3,383)	(u)
			(1)	(u)
Operating and formation costs	(1,204)	-	1,204	(u)
Acquisition costs	(3,383)	-	3,383	(u)
Bank Fee	(1)	-	1	(u)
Net foreign exchange gains/(losses)	-	(672)	-		(671)
			1	(u)
Change in foreign exchange	1	-	(1)	(u)
Change in fair value of warrants	(3,448)	-	-		(3,448)
Finance income	-	4	-		4
Trust interest income	2,849	-	(2,849)	(q)
Finance costs	-	(153)	(11,036)	(r)	(11,230)
			(41)	(u)
Interest expense	(41)	-	41	(u)
Profit/(Loss) before income tax	(5,227)	9,083	(2,693)		1,163
Income tax benefit/(expense)	-	(3,981)	2,805	(s)	(1,176)
Profit/(loss) for the year	$(5,227)	$5,102	$112		$(13)
Profit (Loss) per share - basic	$(0.16)				$(0.00)
Weighted average shares outstanding - basic	33,143,475				48,409,448
Profit (Loss) per share - diluted	$(0.16)				$(0.00)
Weighted average shares outstanding - diluted	33,143,475				48,409,448

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands of US dollars)

	Historical
	Metals Acquisition Corp	Cobar Management Pty Limited	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues	$-	$219,705	$105,939	(t)	$325,644
Cost of goods sold	-	(189,496)	9,475	(m)	(189,782)
			(4,188)	(n)
			(5,573)	(o)
Gross profit	-	30,209	105,653		135,862
Operating expenses
Distribution and selling expenses	-	(17,246)	(19,939)	(t)	(37,185)
Administrative expenses	-	(1,230)	(60,861)	(p)	(72,062)
			(224)	(u)
			(5)	(u)
			(2,117)	(u)
			(7,625)	(u)
Stock compensation	(224)	-	224	(u)
Bank Fee	(5)	-	5	(u)
Operating and formation costs	(2,117)	-	2,117	(u)
Acquisition costs	(7,625)	-	7,625	(u)
Net foreign exchange gains/(losses)	-	(453)	-		(453)
Change in fair value of warrants	1,477	-	-		1,477
Change in fair value conversion option	7	-	(7)	(q)	-
Finance income	-	6	-		6
Trust interest income	3,753	-	(3,753)	(q)
Finance costs	-	(930)	(44,526)	(r)	(45,456)
Amortization of discount on convertible promissory note	(8)	-	8	(q)
Profit/(Loss) before income tax	(4,742)	10,356	(23,425)		(17,811)
Income tax benefit/(expense)	-	(15,715)	22,388	(s)	6,673
Profit/(loss) for the year	$(4,742)	$(5,359)	$(1,037)		$(11,138)
Profit (Loss) per share - basic	$(0.14)				$(0.23)
Weighted average shares outstanding - basic	33,143,475				48,409,448
Profit (Loss) per share - diluted	$(0.14)				$(0.23)
Weighted average shares outstanding - diluted	33,143,475				48,409,448

Note 1 — Description of the Proposed Transaction

On March 17, 2022, MAC, MAC-Sub, and Glencore entered into the Share Sale Agreement, as amended by the Deed of Consent and Covenant, dated November 22, 2022 (together, the “Share Sale Agreement”). As a result of the transactions contemplated by the Share Sale Agreement, MAC will merge with and into MAC Limited (the “Merger”), with MAC Limited continuing as the surviving company (MAC Limited following the Merger is referred to as “New MAC”) and MAC-Sub will acquire 100% of the equity interests of CMPL from Glencore by way of acquisition with CMPL becoming a direct subsidiary of MAC-Sub and an indirect subsidiary of New MAC as a result thereof. Glencore will receive at least $775 million in cash, with the potential for this amount to be scaled up to $875 million depending on equity demand) (subject to a customary closing accounts adjustment (including New MAC being liable for accounting and auditing fees in connection with the proposed transaction) to reflect the working capital, net debt and tax liabilities of CMPL at the time of closing under the Share Sale Agreement (the “Closing”), a $75 million deferred payment (plus applicable interest within 12 months of Closing), up to $150 million in two contingent payments (subject to copper price performance), a 1.5% copper only net smelter return royalty and up to 10,000,000 newly issued New MAC Ordinary Shares issued at the redemption share price of $10.00 per share ($100 million worth included in the $1,100 million purchase price). The maximum cash consideration of $875 million will be funded through a combination of a 100% payable long term silver sale-and-purchase agreement (the “Silver Stream”) with Osisko through an upfront payment of $75 million (with the potential for an additional $15 million if the average LBMA silver price over the ten (10) day period prior to the closing of the Silver Stream is greater than $25.50/oz, $90 million total), a $205 million syndicated senior term loan facility, a $135 million mezzanine facility, and equity. MAC has agreed to a Redemptions Backstop Facility with Osisko that comprises $25 million of equity and a $75 million copper- linked financing facility (the “Copper Stream”) that is fully subordinated to the syndicated senior term loan facility. Upon the Closing of the Business Combination, New MAC Ordinary Shares and New MAC Warrants are expected to trade on the NYSE under the ticker symbols “MTAL” and “MTAL.WS”, respectively, and New MAC will become a publicly listed entity. Within several months following the consummation of the Business Combination, New MAC expects to pursue a dual listing on the ASX. No certainty can be provided as to the timing of any such listing or whether it will be ultimately successful. The Business Combination closed on June 15, 2023, following the receipt of the required approval by MAC’s shareholders and the fulfillment of other customary closing conditions. The unaudited pro forma condensed combined financial information contained herein reflects the proposed Business Combination.

MAC raised US$227 million of proceeds from private equity placements (“PIPE Financing”) as partial consideration for the Business Combination with certain investors. The MAC Class A Ordinary Shares subscribed for in the PIPE Financing converted into New MAC Ordinary Shares in connection with the Business Combination.

It is also anticipated that, in connection with the Business Combination and to establish liquidity upon Closing, New MAC will enter into a sale- leaseback agreement with Sandvik Financial Services Pty Ltd for certain capital equipment for $16.7 million (A$25 million) over a three-year term.

Concurrently with the Closing, a Royalty Deed between New MAC, Glencore and CMPL will become effective, pursuant to which CMPL will be required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of net smelter returns from all marketable and metal-bearing copper material produced from the Cornish, Scottish, and Australian mine (“CSA Mine”) near Cobar, New South Wales, Australia, and certain specified exploration licenses held by CMPL in addition to the CSA Mine at the time of Closing. After Closing, MAC will have an obligation to pay deferred consideration of $75 million plus interest to Glencore within 12 months of Closing (from the proceeds of equity capital raises) and if the amount is not paid any residual amount owing will be settled on the next business day (12 months post-Closing plus one (1) business day) via the issue of top-up New MAC equity applying a 30% discount to the 20-trading day VWAP before the issuance (the “Equity Conversion Date”). If New MAC is listed on more than one exchange, the VWAP will be calculated by reference to the exchange with the largest volume (US$ equivalent) over the 20-trading day period before the Equity Conversion Date. If the New MAC Ordinary Shares cannot be issued to Glencore due to applicable law or the rules of any applicable stock exchange, Glencore, in its sole discretion, may delay the date for the issuance of the New MAC Ordinary Shares, noting that such right only delays the date for the issuance of the New MAC Ordinary Shares, which amount of New MAC Ordinary Shares will be set on the Equity Conversion Date.

Also, in connection with the Business Combination, MAC agrees to pay Glencore $150 million in cash structured as two contingent payments of $75 million each (each, a “Contingent Payment”) that will be unsecured, fully subordinated and payable if, and only if, over the life of the mine, the average daily LME closing price is greater than:

(a)	$4.25/lb ($9,370/mt) for any rolling 18-month period (commencing at Closing); and

(b)	$4.50/lb ($9,920/mt) for any rolling 24-month period (commencing at Closing).

Additionally, in connection with the Business Combination, CMPL and GIAG will enter into a new Offtake Agreement, a life-of-mine offtake obligation pursuant to which CMPL is committed to selling all Material to GIAG, and GIAG is committed to buying all Material. The new Offtake agreement replaces the existing offtake agreement between CMPL and GIAG.

Glencore shall also have the right to appoint one director to the New MAC Board for every 10% of New MAC Ordinary Shares that it beneficially owns.

For a description of the Business Combination and certain agreements executed in connection therewith, see “The Business Combination Proposal”, “The Share Sale Agreement” and “Certain Agreements Related to the Business Combination.”

Note 2 — Basis of Presentation

The historical financial statements of CMPL have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the U.S. dollar. The historical financial statements of MAC have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. dollar. The unaudited pro forma condensed combined financial information has been prepared using IFRS, the basis of accounting of CMPL. After giving effect to pro forma adjustments (i.e., the conversion and redemption of the MAC Class A Ordinary Shares immediately prior to Closing) there were no accounting policy differences requiring adjustment to MAC’s historical US GAAP financial statements in order to align with IFRS.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the proposed transaction are based on certain currently available information and certain assumptions and methodologies that MAC believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. MAC believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the proposed transaction based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the proposed transaction. MAC and CMPL have not had any historical relationship prior to the proposed transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Post the close of the Business Combination, MAC’s current public shareholders, the Sponsor, which directly owns the Founder Shares (and which are indirectly owned by the initial shareholders), the PIPE Investors, and current CMPL shareholders, own approximately the following percentages of New MAC Ordinary Shares:

	Final Redemptions
	Shares	%
MAC public shareholders(1)	3,329,006	7%
Shares held by Sponsor (including the Anchor Investors and Cornerstone Investors) (2)	6,628,695	14%
PIPE Investors(3)	22,721,747	47%
Redemptions Backstop Facility(4)	2,500,000	5%
Current CMPL shareholders	10,000,000	21%
Other Equity(5)	3,230,000	7%
	48,409,448	100%*

*The percentages may not add due to rounding

(1)	The unaudited pro forma condensed combined financial statements are prepared on the final redemption price for Class A Redeemable shares of approximately $10.34 per share.

(2)	Green Mountain Metals LLC is the record holder of the shares reported herein. In addition, certain of MAC’s officers and directors and Anchor Investors hold Class B units in Green Mountain Metals LLC, which entitle them to an equivalent number of New MAC Ordinary Shares on distribution. The Sponsor has subsequently agreed to transfer 985,000 Founder Shares to the Cornerstone Investors. The amounts shown for these individuals are included in the total owned by Green Mountain Metals LLC.

(3)	Assumes 22,721,747 shares issued to PIPE Investors at the redemption share price of $10.00 per share for gross proceeds of approximately $227 million (Refer to Note 4(c)).

(4)	The Redemptions Backstop Facility comprises an equity subscription component of $25 million (2,500,000 shares at the share redemption price of $10.00 per share) and a Copper stream component $75 million.

(5)	Other Equity comprises 1,500,000 shares as part of the Mezzanine financing package as well as 1,500,000 shares as part of the Silver Sale-and- purchase agreement. The remaining 230,000 shares represent participation by certain of MAC’s officers and directors.

All subscriptions are at the PIPE subscription price of $10.00 per share.

The share amounts and ownership percentages set forth above do not take into account (i) MAC Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter, (ii) New MAC Warrants issued in relation to the subordinated financing and (iii) equity awards to be issued under the 2023 Plans. In accordance with the terms of the Share Sale Agreement, in no event will MAC redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Note 3 — Accounting for the Business Combination

The Business Combination is accounted for using the acquisition method in accordance with IFRS 3. MAC has been identified as the “acquirer” as it will obtain control over CMPL as the “acquiree” by its wholly owned subsidiary, MAC-Sub, purchasing 100% of the share capital of CMPL. The Transaction will be completed by transferring cash and issuing New MAC Ordinary Shares to Glencore. In addition, there will be a Royalty Deed with Glencore which is to be classified as a financial liability. Deferred and contingent consideration also exists for the potential payouts to Glencore based on proceeds from a future ASX listing and/or capital raising and if the average daily LME closing price for copper is greater than (a) $4.25/lb ($9,370/mt) for any rolling 18-month (commencing at Closing), and (b) $4.50/lb ($9,920/mt) for any rolling 24-month period (commencing at Closing) during the life of the mine. The cash being transferred represents a significant majority of the total consideration, meaning the SPAC merger is carried out primarily by transferring cash rather than by exchanging equity interests. The purchase consideration will be allocated to the fair value of the acquired assets and liabilities and will be based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable net assets could vary as the purchase price allocation is finalized. The Royalty Deed Agreement and Contingent payments linked to average copper price thresholds are to be classified as financial liabilities and initially recognized at fair value, and subsequently measured at fair value with changes recognized in profit or loss. The Offtake Agreement represents an executory contract that replaces the existing offtake agreement between CMPL and Glencore which was settled and closed out on Closing. Delivery of goods and sales earned under the new Offtake Agreement will be recorded in accordance with MAL’s revenue recognition policies when they occur which has been reflected as Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined statement of financial position and combined statements of income (loss) have been prepared to reflect the Transaction together with the related transactions summarized above and the following assumptions and adjustments.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

(a)	Upfront deposit relating to the sale-and-purchase agreement for 100% of the payable silver over the life- of-mine (“Silver Stream”): Adjustment reflects the proceeds from the $75 million upfront deposit for the Silver Stream. The term of the Silver Stream is 20 years and represents a prepayment for payable silver to be sold to Osisko. The Silver Stream is an executory contract and New MAC only has a responsibility to deliver refined silver if refined silver is produced. The upfront deposit of $75 million was recorded as a deferred liability in the pro forma balance sheet. The economic effective date for the commencement of deliveries under the Silver Stream be February 1, 2023. New MAC shall sell and deliver Refined Silver to the Purchaser in an amount equal to the Streamed Silver Quantity of each outturn of Refined Silver by an offtaker (provisional or final) between February 1, 2023, and the Closing Date within twenty (20) business days of the Closing Date. The estimated contractual amount owing on Closing in exchange for the gross deposit received, is $3,855,108.

(b)	Credit facilities: New MAC has entered into a syndicated senior term loan facility for $205 million and a mezzanine facility for $135 million that was used to partially fund the cash portion of the purchase price payable on Closing. MAC has already incurred debt issuance costs associated with the facilities of $1,598,459 and incremental costs of $699,230 which has been accrued. The proceeds, net of banking fees received under the syndicated senior term loan facility to fund the purchase price was $196.3 million after taking into account debt issuance cost of $8,702,408. The mezzanine facility has an original issue discount of 2% representing debt issuance costs of $2,700,000. The net proceeds received to fund the purchase price was $132.3 million. The Redemptions Backstop Facility was fully utilized and comprises a $75 million copper stream and an incremental $25 million equity subscription (See Note 2 and Note 4(c)). The $75 million copper stream is fully subordinated to the senior lending facility with a delivery holiday for the first 12 months post-Closing. On the 5th anniversary of Closing, New MAC will have the option to buy back one third of the residual stream amount (reducing the second Threshold Stream and Tail Stream to 3.25% and 1.5%, respectively) for $40 million cash. Deliveries under the copper stream may be deferred and are therefore accounted as a financial liability at fair value of the consideration received. The interest on the Mezzanine facility can be paid in cash or accrued as a payment-in-kind (“PIK”) at the election of MAC. PIK interest will only be settled in cash as a bullet payment at the maturity date of the facility. The percentage that can be accrued as a PIK is dependent on a range of copper prices. The senior and mezzanine debt facilities are recognized at amortized cost net of debt issuance costs and original issue discounts.

(in thousands of US dollars)
Syndicated Senior Term Loan	$205,000
Less Debt issuance costs net settled	(8,702)
Net Funding Amount	$196,298
Less Accrued Debt issuance cost	(1,253)
Syndicated Senior Term Loan Liability	$195,045
Portion reclassified to short term	(68,333)
Syndicated Senior Term Loan Liability - Long Term	$126,712

Mezzanine Loan	$135,000
Less Debt issuance costs net settled	(2,700)
Net Funding Amount	$132,300
Less Accrued Debt issuance cost	(1,045)
Mezzanine Loan Liability	$131,255

(c)	Private placement and replacement of MAC Class B Ordinary Shares with New MAC Ordinary Shares: The adjustment reflects the proceeds from the issuance of a total of 28,451,747 New MAC Ordinary Shares at a price of $10.00 per share (par value of $0.0001 per share), Other Equity from Osisko, Sprott and certain of MAC’s officers and directors (an aggregate of 3,230,000 shares) and in relation to the equity component of the Redemptions Backstop Facility (2,500,000 shares). The issuance of the 28.45 million New MAC Ordinary Shares have a nominal value of $2,845, and at $10.00 per share, generated gross proceeds of $284.5 million. The proceeds from the PIPE Financing, Other Equity and equity component of the Redemptions Backstop Facility are recognized at the fair value of the consideration received less estimated share issuance costs of approximately $3,988,699 for a net amount of $280.5 million. On Closing, the 6,628,695 MAC Class B Ordinary Shares held by the Sponsor (including the interests of certain initial IPO investors (“Anchor Investors”)) was converted on a one-for-one basis into New MAC Ordinary Shares. Certain qualified institutional buyers or institutional accredited investors who are unaffiliated with the New MAC management team (“Cornerstone Investors”) purchased a total of 13,500,000 New MAC Ordinary Shares, or 59%, of the PIPE of 22,721,747 Ordinary Shares. The Sponsor transferred an aggregate of 985,000 Founder Shares to Cornerstone Investors. MAC estimated the aggregate fair value of these Founder Shares attributable to Cornerstone Investors via their purchase of PIPE shares to be $8,835,450, or $8.97 per share. The Founder Shares allocated to the Cornerstone Investors represent a capital contribution by the Sponsor for the benefit of New MAC and are recorded as offering costs and reflected as a reduction in the proceeds from the offering and offering expenses. The Sponsor, initial shareholders and Cornerstone Investors have waived all anti- dilution rights with respect to such shares.

Shares	Final Redemptions
PIPE Investors	22,721,747
Redemptions Backstop Facility	2,500,000
Other Equity	3,230,000
Total Shares issued	28,451,747

(in thousands of US dollars)
Gross proceeds	$284,517

(d)	Sale-leaseback: In conjunction with the Transaction and to establish liquidity upon Closing, New MAC will enter into a permitted sale-leaseback arrangement for newly acquired underground equipment with an estimated fair value on acquisition of $16.7 million (A$25 million) which will result in the recognition of a lease liability of $16.7 million and a corresponding right-of-use asset amount. The agreement is at an advanced stage and will be consummated before June 30, 2023. The fair value of the assets subject to the sale are equal to the current carrying value. The net effect of the transaction is a reduction in Property, Plant and Equipment of $1,387,492 (See Note 4(e)). The lease liability is recognized at amortized cost over an expected lease term of three (3) years and split between a long-term portion of $10.3 million and a short-term portion of $6.4 million.

(e)	Accounting for incremental transaction costs and settlement of Sponsor Promissory Note: The Glencore Deed of Consent costs have been partially accrued in deferred liabilities and was settled on Closing. Total estimated transaction costs are accounted for in total combined deferred liabilities of $9.7 million and accrued expenses and accounts payable of $64.6 million that includes Stamp duty estimated at $59 million. Debt issuance costs of $13.7 million were partially net settled with funding of the Senior Term Loan and the Mezzanine debt (See Note 4(b)). Share issuance costs have been accounted for in additional paid-in capital and together with the deferred underwriting fee remains payable at Closing. Incremental other transaction costs of $3.3 million is not deemed debt issuance costs or share issuance costs and have been accounted for in the unaudited pro forma condensed combined statement of comprehensive income. The Sponsor Promissory Note was not settled on Closing. The amounts due to a related party was capitalized as part of the Promissory Note prior to closing.

(thousands of US dollars)
Transaction costs incurred on closing
Stamp duty	$59,046
Other transaction costs	3,315
Discount on Deferred Underwriting Fee	(1,500)
Transaction Costs	$60,861
Loss recognized on Sale-and-leaseback	1,387
Accumulated deficit	$62,248

Transaction costs settled on closing
Glencore Deed of Consent costs	$5,079

(f)	Deferred underwriting costs: Adjustment relates to the payment of the deferred underwriting fees related to the August 2, 2021, initial public offering of MAC and will be settled on closing of the Transaction. New MAC and the underwriter have agreed to a partial reduction of the outstanding fee.

(g)	Acquisition of CMPL: If the transaction had occurred on March 31, 2023, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of CMPL and the purchase consideration would be as follows:

(in thousands of USD dollars)	Carrying Value	Purchase Price Allocation	Fair Value
Assets
Cash and cash equivalents(1)	$406	$15,000	$15,406
Trade receivables from related parties	-	-	-
Other receivables	1,648		1,648
Inventories	21,415	24,068	45,483
Prepaid expenses	2,018		2,018
Property, plant and equipment(3)	423,910	815,785	1,239,695
Intangible assets	721		721
Inventories	334		334
Other assets	-		-
Total Assets	$450,452	$854,853	$1,305,305

Liabilities
Trade payables (4)	10,734	4,497	15,231
Trade payables related parties(2)	1,720	(1,720)	-
Other payables	6,483		6,483
Short term Lease liabilities	568		568
Short term Provisions	11,870		11,870
Lease liabilities	67		67
Provisions	44,600		44,600
Deferred tax liabilities(3)	10,108	121,375	131,483
Total Liabilities	$86,150	$124,152	$210,302
Net Assets Acquired	$364,302	$730,701	$1,095,003

Estimated Purchase Price Consideration
Cash consideration			$775,000
Less Estimated Working Capital Adjustment			(4,497)
Cash consideration on Closing			770,503
Royalty Deed			45,000
Deferred Consideration			75,000
Fair value of Contingent Consideration			104,500
Current CMPL shareholders			100,000
Total(5)			$1,095,003

(1)	The Transaction as agreed, allows for a minimum working cash amount of $15 million to be available in cleared funds as well as finished product inventory equating to approximately one month of production or two shipments upon Closing to establish minimum liquidity. The finished product inventory has been revalued to estimated net realizable value. Estimated net realizable value is determined based on the prevailing copper sales price less estimated treatment and refining costs based on the new offtake agreement.

(2)	Parties have agreed that all related party transactions in CMPL will be settled prior to closing as it represents amounts receivable and payable under the historical offtake agreement.

(3)	The preliminary purchase price allocation is based on management’s best estimate using the depreciated replacement cost method and taking into account any change in the tax base of the assets as a result of the allocation. The actual amount allocated to certain identifiable net assets could vary as the purchase price allocation is finalized post closing and will also affect the estimated Stamp Duty costs accrued (See Note 4(e)).

(4)	The final purchase price is subject to a normalized working capital level. The working capital estimate on Closing resulted in an initial net reduction in the purchase price of $4.5 million. This amount is subject to review and will be finalized 90 days post Closing.

(5)	One June 2, 2023, The parties have agreed that, to the extent CMPL’s Security Bond Liability increases beyond the amount applicable as at the date of the Share Sale Amendment, Glencore agrees to procure that it, or its related bodies corporate, will procure bank guarantees or securities are provided to the State on behalf of the Company at Glencore’s cost for the portion of such Security Bond Liability that exceeds the current Security Bond Liability during the period on and from completion of the Business Combination until the earlier of (i) the refinancing of MAL’s Senior Facilities (as that term is defined in the Proxy Statement/Prospectus) or the date that the Senior Facilities are repaid or cancelled in full. Glencore has also agreed to maintain its current Security Bond cover in place for an interim period post closing of the Business Combination, of up to 90 days, at which time New MAC will replace the Security Bond (to the extent it doesn’t exceed current Security Bond Liability). If New MAC is unable to replace the Security Bond within the interim period a re-balancing regime has been agreed to reflect the commercial positions outlined in this paragraph (namely, that New MAC will meet the obligations and responsibility for the current Security Bond Liability).

(h)	Redemption of MAC Class A Ordinary Shares: Adjustment to reflect the redemption of 23,185,774 MAC Class A shares Ordinary Shares upon Closing of the Transaction.

The remaining 3,329,006 non-redeeming MAC Class A Ordinary Share shareholders became ordinary shareholders of MAL, resulting in $34,431,481 (3,329,006 shares at $10.00 per share plus interest) at Closing, to be transferred to available cash to fund the Transaction.

(i)	Deferred Consideration:

$75,000,000 as a deferred cash payment on the following terms:

a.	payable upon MAL’s listing on the ASX or undertaking any alternative equity raise (up to 50% of the net proceeds from the raise, capped at $75 million);

b.	the unpaid balance of the $75,000,000 will accrue interest at a rate equivalent to what New MAC pays on the Mezz Facility, set at 3-month SOFR plus a variable margin of 8 – 12% (which will be determined by reference to prevailing copper prices); and

c.	any residual (up to the $75,000,000 plus applicable interest) not paid in cash by the date that is twelve (12) months after the Closing will be settled on the next business day through the issuance of additional New MAC Ordinary Shares at a 30% discount to the 20-trading day VWAP before the issuance (the “Equity Conversion Date”). If New MAC is listed on more than one exchange, the VWAP will be calculated by reference to the exchange with the largest volume (US$ equivalent) over the 20-trading day period before the Equity Conversion Date. If the New MAC Ordinary Shares cannot be issued to Glencore due to applicable law or the rules of any applicable stock exchange, Glencore, in its sole discretion, may delay the date for the issuance of the New MAC Ordinary Shares, noting that such right only delays the date for the issuance of the New MAC Ordinary Shares, which amount of New MAC Ordinary Shares will be set on the Equity Conversion Date;

d.	The Deferred Consideration are recognized as a financial liability that is measured at amortized cost.

(j)	Contingent Adjustments (please refer to Note 3 for additional information regarding the accounting treatment of these portions of the Transaction):

a.	Royalty Deed: The Royalty Deed is a net smelter return royalty agreement pursuant to which after the Closing, CMPL will pay to the Seller a royalty equal to 1.5% from all net smelter returns from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the Closing. The $45 million adjustment reflects the fair value of the Royalty Deed upon close of the Transaction. The estimated fair value was determined by discounting 1.5% of the future expected copper net smelter return over the expected life of the mine. The net smelter return is determined using consensus copper prices less estimated treatment and refining costs under the new offtake agreement.

b.	Copper price: After Closing, Glencore is entitled to $150 million in cash structured as two contingent payments of $75 million each, the First Contingent Copper Payment and Second Contingent Copper Payment, that are unsecured, fully subordinated and payable if, and only if, over the life of the mine, the average daily LME closing price is greater than (i) $4.25/lb ($9,370/mt) for any rolling 18-month period (commencing at Closing), and (ii) $4.50/lb ($9,920/mt) for any rolling 24-month period (commencing at Closing). The contingent payments are recognized as a financial liability and measured at fair value estimated at $104.5 million based on the output from a commodity price simulation model and recognized as a financial liability.

Key assumptions
LME Spot Copper Price	$4.10
Annualized Copper Price Volatility	26.10%
Annual Copper Price Inflation Rate	1.04%
Risk-free Interest Rate	3.70%
Reversion factor	11.60%

(k)	Warrant liability: Adjustment for the fair value of 3,187,500 warrants to purchase New MAC Ordinary Shares issued to Sprott in connection with the Mezzanine Facility. The warrants have an exercise price of $12.50 per share, are fully transferable and have a 5-year term from the date of issuance. The Warrant liability is estimated at fair value using a Black-Scholes Merton model.

Key assumptions
Underlying Share Price	$10.22
Strike Price	$12.50
Volatility	25.00%
Risk-free Interest Rate	3.70%
Term	5 years

(l)	Additional paid-in capital: Adjustment for the conversion of MAC Class A and B shares to common shares in New MAC final redemptions. The remaining adjustments reflect the additional paid-in capital for shares issued at $10 per share less the Par Value of $0.0001 per share in New MAC less share issuance costs associated with the PIPE Investors and warrants issued in connection with the Mezzanine Facility.

(in thousands of USD dollars)	Proceeds	Common Shares - Par Value	Additional Paid- In Capital
MAC Class A Ordinary Shareholders	$34,431	$0	$34,431
PIPE Investors	227,217	2	227,215
Redemption Backstop Facility	25,000	0	25,000
Current CMPL shareholders	100,000	1	99,999
Other Equity Investments	32,300	0	32,300
Gross Proceeds	418,949	4	418,945
Fair Value of Founder Shares allocated to Cornerstone Investors	(8,835)	-	(8,835)
Mezz Warrants issued	(6,965)	-	(6,965)
PIPE Share Issuance Costs	(3,989)	-	(3,989)
	399,160	4	399,156
Capital contribution for Founder Shares allocated to Cornerstone Investors by Sponsor	8,835	-	8,835
Class B Shares held by the Sponsor	-	0	0
Total	$407,995	$5	$407,991

(m)	Depreciation of acquired assets: Reflects the revised depreciation of finite-lived assets arising on the acquisition of CMPL and based on management’s preliminary estimate of estimated useful lives. The major categories of property, plant and equipment are depreciated on a unit of production (“UOP”) and/or straight-line basis. The finite-lived assets relate to buildings and plant and equipment that are depreciated on a straight- line basis while mineral resource and mine development follow the UOP basis. Estimated useful lives are linked to MAC’s estimate of current life- of-mine while the estimated UOP rate is approximately 2% on an annualized basis. UOP is based on MAC’s current estimate of proven and probable reserves which includes inferred resources converted at a historical conversion rate Pro forma adjustments by asset category are as follows:

	For the three months ended March 31, 2023
(in thousands of USD dollars)	CMPL Depreciation	Revised MAC Depreciation	Transaction Accounting Adjustment
Freehold land and buildings	$(65)	$(159)
Plant and equipment	(7,218)	(5,596)
Right-of-use assets	(352)	(8)
Mineral Resource	-	(1,609)
Mine Development	(4,061)	(3,092)
Included in cost of goods sold	$(11,696)	$(10,464)	$1,232

	For the year ended December 31, 2022
(in thousands of USD dollars)	CMPL Depreciation	Revised MAC Depreciation	Transaction Accounting Adjustment
Freehold land and buildings	$(529)	$(635)
Plant and equipment	(32,319)	(22,384)
Right-of-use assets	(1,320)	(30)
Mineral Resource	-	(6,435)
Mine Development	(17,160)	(12,369)
Included in cost of goods sold	$(51,328)	$(41,853)	$9,475

Asset Category	Carrying Value at March 31, 2023	Allocation of FV Adjustment to Asset Categories	Revised Asset Base	Revised useful life	Depreciation method	Revised Annual Depreciation using MAC Useful Lives	Revised Quarterly Depreciation using MAC Useful Lives
Freehold land and buildings	$1,182	$10,245	$11,427	18	Straight Line	$635	$159
Plant and equipment	198,056	204,853	402,909	18	Straight Line	22,384	5,596
Right-of-use assets	547	-	547	18	Straight Line	30	8
Mineral Resource	-	282,271	282,271	2%	UOP	6,435	1,609
Exploration and evaluation	-	-	-	2%	UOP	-	-
Mine Development	224,125	318,415	542,540	2%	UOP	12,369	3,092
Total	423,910	815,784	$1,239,694			$41,853	$10,464

(n)	Royalty Deed: Reflects estimated costs of 1.5% copper only net smelter return royalty payable to Glencore as part of the Royalty Deed going forward. See Note 1, Note 2, Note 4(j)(a) herein.

(o)	Sale-leaseback: Reflects estimated depreciation of the right of use asset and interest on the sale- leaseback. The right-of-use asset is capitalized at $16.7 million (see Note 4(d)) and depreciated over an estimated useful life of three (3) years on a straight-line basis.

(p)	Transaction costs: Reflects estimated costs associated with the Transaction of $60.9 million to be incurred subsequent to December 31, 2022 (See Note 4(e)).

(q)	Reversal of Trust interest income, Change in fair value of conversion option and Amortization of discount on convertible promissory note: Trust income represents interest earned from the cash held in the Trust Account for the three months ended March 31, 2023, of $2,848,650 and for the year ended December 31, 2022, of $ 3,753,097. The Trust funds will be utilized to fund the proposed Business Combination and accordingly this income will not form part of future operations. The change in fair value of the conversion option is applicable to the conversion option embedded in the promissory note from the Sponsor to MAC in order to fund expenses related to the Transaction in 2022. The Promissory note will be converted to Private warrants or per the terms, settled at the close of the Transaction (See Note 4(e)).

(r)	Interest on debt facilities and Glencore Deferred Consideration: Reflects interest expense related to the drawdown of a $205 million syndicated senior term loan using a current estimate of the payable interest rate of 8.1% and the interest expense relating to the $135 million Mezz Facility is based on an estimate of the applicable interest rate of 12.5%. The Glencore Deferred Consideration carries interest at the same rate as the Mezz Facility; the interest rate period is assumed to be six (6) months from Closing, taking into account the timing and estimated proceeds from the planned ASX listing as discussed in these notes and elsewhere in this filing. Under the 50% Redemption Scenario, interest is also calculated on the $75 million Copper Stream from Osisko.

For the Three months ended March 31, 2023
(in thousands of US dollars)	Final Redemptions
Interest Expense
Subordinated debt - Mezz Term Loan	$4,220
Senior Debt - Term Loan (Banks)	4,167
Senior Debt - Revolving Credit Facility (Banks)	-
Glencore Deferred Payment	1,289
Redemption Backstop Facility - Debt (Copper Stream)	897
Surety Bond (Environmental Liability)	251
Equipment leases	212
Total interest expense	$11,036

The sensitivity analysis below demonstrates the impact of 0.125% change on the Transaction Adjustment interest expense for the three months ended March 31, 2023, $11,036:

	Assuming 50% Redemption
(in thousands of US dollars)	Decrease 0.125%	Increase 0.125%
Senior Debt - Term Loan (Banks)	$4,177	$4,262
Subordinated debt - Mezz Term Loan	4,103	4,231
Glencore Deferred Payment	1,278	1,301
Redemption Backstop Facility - Debt (Copper Stream)	873	921
Surety Bond (Environmental Liability)	244	259
Equipment leases	208	215
Total interest expense	$10,883	$11,189
Net Movement	$(153)	$153

For the year ended December 31, 2022
(in thousands of US dollars)	Final Redemptions
Interest Expense
Subordinated debt - Mezz Term Loan	$16,878
Senior Debt - Term Loan (Banks)	16,667
Glencore Deferred Payment	5,157
Redemption Backstop Facility - Debt (Copper Stream)	3,589
Surety Bond (Environmental Liability)	1,006
Equipment leases	1,229
Total interest expense	$44,526

The sensitivity analysis below demonstrates the impact of 0.125% change on the Transaction Adjustment interest expense for the year ended December 31, 2022, of $44,526:

	Assuming 50% Redemption
	Decrease	Increase
(in thousands of US dollars)	0.125%	0.125%
Senior Debt - Term Loan (Banks)	$16,710	$17,047
Subordinated debt - Mezz Term Loan	16,410	16,923
Glencore Deferred Payment	5,110	5,204
Redemption Backstop Facility - Debt (Copper Stream)	3,495	3,683
Surety Bond (Environmental Liability)	974	1,037
Equipment leases	1,209	1,250
Total interest expense	$43,908	$45,144
Net Movement	$(618)	$618

(s)	Tax: The adjustment reflects the estimated tax impact of pro forma adjustments relating to MAC-Sub at the Australian Company tax rate of 30% for the three months ended March 31, 2023, and for the year ended December 31, 2022 as well as pro forma management adjustments at New MAC that will be subject to Jersey company tax of 0% which is equivalent to the MAC Cayman tax rate.

Three months ended March 31, 2023
(in thousands of US dollars)	Final Redemptions
Tax effect of All Transaction adjustments	$808
Deferred Tax release due to temporary differences associated with revised depreciation	741
Reversal of CMPL uncertain tax positions(1)	1,256
Transaction Adjustment	$2,805
CMPL Tax expense	(3,981)

Tax (benefit)/Expense	$(1,176)

(1)	The CMPL uncertain tax positions relates to an estimated impact of a transfer pricing matter relating to the historical offtake agreement as well as the historical Tax Consolidated Group. New MAC (via MAC-Sub) will form a new Tax Consolidated Group and accordingly this tax position will not apply going forward.

For the year ended December 31, 2022
(in thousands of US dollars)	Final Redemptions
Tax effect of All Transaction adjustments	$7,027
Deferred Tax release due to temporary differences associated with revised depreciation	2,966
Reversal of CMPL uncertain tax positions	12,395
Transaction Adjustment	$22,388
CMPL Tax benefit	(15,715)
Tax (benefit)/Expense	$6,673

(1)	The CMPL uncertain tax positions relates to an estimated impact of a transfer pricing matter relating to the historical offtake agreement as well as the historical Tax Consolidated Group. New MAC (via MAC-Sub) will form a new Tax Consolidated Group and accordingly this tax position will not apply going forward.

(t)	Offtake agreement: Adjustments to revenue and distribution and selling expenses to account for the revised offtake agreement between MAC-Sub and CMPL related party. The historical CMPL financial statements accounts for the offtake agreement with GIAG, the same counterparty as the counterparty going forward. The terms and nature of the agreement have changed, and therefore the financial statements have been adjusted to reflect the effects of the new agreement for the three months ended March 31, 2023, and the year ended December 31, 2022. The offtake agreement has changed from a price participation agreement for treatment and refining costs to benchmark offtake agreement with market referenced treatment and refining cost. Any amounts receivable under the historical offtake agreement will be settled on Closing (Refer to Note 4(g)).

(u)	Reclassification to conform financial statement line-item presentation: Please also refer to Note 7. New MAC operating and formation costs for the three months ended March 31, 2023, of $1,203,610, acquisition costs of $3,383,270 and bank fees of $1,191 have been reclassified as Administrative expenses and will be non-recurring in the 12 months following the consummation of the Business Combination. Similarly, operating and formation costs for the year ended December 31, 2022, of $2,117,475 and acquisition costs of $7,625,359 and bank fees of $5,205 have been reclassified as Administrative expenses, are non-recurring and will not recur beyond the 12 months following the consummation of the Business Combination.

Note 5 — Management Adjustments

Management Adjustments reflects adjustments for estimated corporate costs to operate New MAC post the Transaction, as a publicly traded mining company owning the CSA mine. The estimated corporate expenses represent dis-synergies of the Business Combination since CMPL represents a privately held entity that do not have an existing executive or corporate structure.

Corporate overhead costs are based on Managements’ experience of running single asset, public mining companies and based on judgment. These costs may not be sufficient to cover all expected and unexpected overhead costs in order to run New MAC.

(in thousands of US dollars)	Three months ended March 31, 2023	For the year ended December 31, 2022
Directors’ and officers' insurance	$625	$2,500
Executive and Corporate personnel salaries	985	3,940
Director Fees	130	520
Regulatory fees	31	125
Investor relations and conference fees	138	550
Head Office Rent	19	75
IT and communications	328	1,312
Audit Fees and Internal control	100	400
Miscellaneous	63	250
Corporate overhead costs	$2,418	$9,672

The effect of Management Adjustments on earnings per share for the three months ended March 31, 2023, are as follows:

Three months ended March 31, 2023
(in thousands of US dollars)	Final Redemptions
Profit/(loss) for the year	$(13)
Corporate overhead costs	(2,418)
Revised Profit/(Loss) for the year	$(2,431)

Loss per share - basic	$(0.05)
Weighted average shares outstanding - basic	48,409,448
Profit (Loss) per share - diluted	$(0.05)
Weighted average shares outstanding - diluted	48,409,448
Effect of potential dilutive securities	-
Adjusted weighted average shares outstanding - diluted	48,409,448

For the three months ended March 31, 2023, 18,561,064 of potentially dilutive common shares, issuable upon the exercise of the Public Warrants (8,838,260), Private Warrants (6,535,304) and Mezzanine Financing Warrants (3,187,500) were not included in the computation of loss per share as their effect was anti-dilutive.

The effect of Management Adjustments on earnings per share for the year ended December 31, 2022, are as follows:

For the year ended December 31, 2022
(in thousands of US dollars)	Final Redemptions
Profit/(loss) for the year	$(11,138)
Corporate overhead costs	(9,672)
Revised Profit/(Loss) for the year	$(20,810)

Loss per share - basic	$(0.43)
Weighted average shares outstanding - basic	48,409,448
Profit (Loss) per share - diluted	$(0.43)
Weighted average shares outstanding - diluted	48,409,448
Effect of potential dilutive securities	-
Adjusted weighted average shares outstanding - diluted	48,409,448

For the year ended December 31, 2022, 18,561,064 of potentially dilutive common shares, issuable upon the exercise of the Public Warrants (8,838,260), Private Warrants (6,535,304) and Mezzanine Financing Warrants (3,187,500) were not included in the computation of loss per share as their effect was anti- dilutive.

Note 6 — Profit (loss) per share

The pro forma net income (loss) per share is calculated using the weighted average number of shares outstanding, and the issuance of additional shares in connection with the Business Combination and PIPE financing for the three months ended March 31, 2023, and the year ended December 31, 2022.

Basic and diluted net income (loss) per share is calculated by dividing the net income (loss) for the period by the pro forma weighted average number of ordinary shares and dilutive shares that would have been outstanding during the period using the treasury stock method. Excluded from the calculation are potential equity awards to be issued under employee plans. New MAC Warrants issued in connection with the Business Combination are not included in the basic earnings per share calculation as the options are not exercised at the date of the consummation of the Share Sale Agreement.

The weighted average number of ordinary shares was determined by taking the historical number of ordinary shares outstanding of MAC and adjusting for the shares issued under the Transaction and shown in Note 3.

Final Redemption
New MAC Ordinary shares outstanding after Business Combination	48,409,448
New MAC Warrants
Public Warrants	8,838,260
Private Warrants	6,535,304
Mezzanine Financing Warrants	3,187,500
Total New MAC Ordinary Shares Outstanding After Warrant Exercise	66,970,512

Profit (Loss) per share Denominator
Weighted average shares outstanding – basic	48,409,448
Weighted average shares outstanding – diluted	48,409,448

For the three months ended March 31, 2023, and the year ended December 31, 2022, 18,561,064 of potentially dilutive common shares, issuable upon the exercise of the Public Warrants (8,838,260), Private Warrants (6,535,304) and Mezzanine Financing Warrants (3,187,500) were not included in the computation of loss per share as their effect was anti-dilutive.

Note 7 — Financial Statement Reclassification

The following table provides a reconciliation of the reclassification of certain balances on the statement of comprehensive income for the three months ended March 31, 2023, and the year ended December 31, 2022, to conform MAC line items to those used by CMPL and as applied in preparing the pro forma financial information:

(in thousands of US dollars)

Metals Acquisition Corp	Cobar Management Pty. Limited	Three months ended March 31, 2023	Year ended December 31, 2022
Operating and formation costs	Administrative expenses	(1,204)	(2,117)
Acquisition costs	Administrative expenses	(3,383)	(7,625)
Stock compensation	Administrative expenses	-	(224)
Bank Fee	Administrative expenses	(1)	(5)
Interest expense	Finance costs	(41)	-
Change in foreign exchange	Net foreign exchange gains/(losses)	(1)	-

The following table provides a reconciliation of the reclassification of certain balances on the statement of financial position of MAC as at March 31, 2023 to conform to the presentation used by CMPL and as applied in preparing the pro forma financial information:

(in thousands of US dollars)

Metals Acquisition Corp	Cobar Management Pty. Limited	Three months ended March 31, 2023
Cash	Cash and cash equivalents	35

Reclassifications of CMPL’s historical financial statement line items to pro forma financial

The following table provides a reconciliation of the reclassification of certain balances on the statement of profit or loss and other comprehensive income for the three months ended March 31, 2023, and for the year ended December 31, 2022, to conform historical CMPL line items to those used by New MAC on a go-forward basis and as applied in preparing the pro forma financial information:

(in thousands of US dollars)

Cobar Management Pty. Limited	Pro Formas	Three months ended March 31, 2023	Year ended December 31, 2022
Revenue from related party	Revenues	$65,227	$219,705